UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170254

DIVISION OF
CORPORATION FINANCE

March 1, 2017

John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

Re: Raytheon Company
Incoming letter dated February 26, 2017

Dear Mr. Chevedden:

This is in response to your letter dated February 26, 2017 concerning the shareholder proposal you submitted to Raytheon. On February 21, 2017, we issued a no-action response expressing our informal view that Raytheon could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Dana Ng
Raytheon Company
dana_ng@raytheon.com

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
Request for Reconsideration
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

With the burden of proof on the company statements like this on page 6 are useless:
"Finally, the Company has over 90 shareholders who own at least 0.15% of the outstanding stock."

The company failed to disclose the percentage of each the 90 purported instances of 0.15% of the outstanding stock that is held *continuously* for 3-years.

The company also failed to provide any methodology it can possibly use to determine which shares of the 90 shareholders cited have been held *continuously* for 3-years.

Plus if the company does provide additional information on 90 purported separate instances of 0.15% holding of the outstanding stock held *continuously* for 3-years the company will inadvertently demonstrate how easy it is to come up with this type of verifying information and will disprove its reason to object to the vetting of 30 addition proxy access participants – "costs." The cost will be less that the cost of an in-house no action request.

Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>